SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Regent Group, Inc.
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                                (Name of Issuer)

                        Common Stock, par value $.06-2/3
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                         (Title of Class of Securities)

                                   629193 301
                                 (CUSIP Number)

                                   ----------

                                 Elayne Wishart
                                  30 Milito Way
                             Basking Ridge, NJ 07920

                                 Bruce C. Deichl
                              1 Anderson Hill Road
                                    Suite 103
                             Bernardsville, NJ 07924

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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 27, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 629193 301
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Elayne Wishart
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

        (a) |_|  (b) |_|
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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)

        [OO]
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)

        |_| INVOLVEMENT IN ANY PROCCEDINGS WITHIN THE PAST FIVE YEARS
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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              7       SOLE VOTING POWER

  NUMBER OF           46,097,347 (1)
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8       SHARED VOTING POWER
  OWNED BY
    EACH              0
 REPORTING    ------------------------------------------------------------------
   PERSON     9       SOLE DISPOSITIVE POWER
    WITH
                      46,097,347 (1)
              ------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER

                      0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          46,097,347 (1)
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          (See Instructions) |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30%
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14        TYPE OF REPORTING PERSON (See Instructions)

          IN
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(1)  Represents  shares of common stock  issuable  upon  conversion  of Series D
Preferred Stock and the exercise of certain warrants registered in the name of Elayne Wishart. Percentage calculation assumes conversion of all outstanding Series D Preferred Stock as well as the Series D Preferred Stock issuable pursuant to the terms of the warrants.

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bruce Deichl
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

        (a) |_|  (b) |_|
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3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)

        [OO]
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

        |_| INVOLVEMENT IN ANY PROCCEDINGS WITHIN THE PAST FIVE YEARS
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
              7       SOLE VOTING POWER

  NUMBER OF           1,600,000(1)
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8       SHARED VOTING POWER
  OWNED BY
    EACH              0(2)
 REPORTING    ------------------------------------------------------------------
   PERSON     9       SOLE DISPOSITIVE POWER
    WITH
                      0
              ------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER

                      0(2)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,600,000
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          (See Instructions) |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .01%
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14        TYPE OF REPORTING PERSON (See Instructions)

          IN
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(1) 1,600,000 common stock purchase warrants to purchase shares of Regent Group,
Inc. common stock at an exercise price of $0.25 per share. The warrants provide for certain piggyback registration rights.

(2) Elayne Wishart, the spouse of Mr. Deichl, has sole voting and dispositive power of 46, 097,347 shares of common stock of the issuer, which shares are issuable upon conversion of Series D Preferred Stock and the exercise of certain warrants registered in the name of Elayne Wishart. Percentage calculation assumes conversion of all outstanding Series D Preferred Stock as well as the right to receive Series D Preferred Stock pursuant to the terms of certain warrants registered to Elayne Wishart. Mr. Deichl disclaims beneficial ownership of these securities, and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities for the purpose of schedule 13d or 13g of the Act.

ITEM 1. SECURITY AND ISSUER

      This statement relates to shares of common stock, $.06-2/3 par value per share of Regent Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 1 Anderson Hill Rd., Suite 103, Bernardsville, NJ 07924.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is being filed by Elayne Wishart and Bruce Deichl husband and wife. (collectively, the "Reporting Persons").

      (b) The business address of each Reporting Person is:

                Elayne Wishart
                30 Milito Way
                Basking Ridge, NJ 07920

                Bruce Deichl
                1 Anderson Hill Rd.
                Suite 103
                Bernardsville, NJ 07924

      (c) The principal occupation of Bruce Deichl is the officer and director of the Issuer. The principal occupation of Elayne Wishart is the executive officer of a private company [Tex Trauster Corp.].

      (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years the Reporting Person have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Persons are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to the terms of the agreement and plan of reorganization among the Issuer, Millennium Biotechnologies, Inc. ("Millennium") and all of the stockholders of Millennium in the merger of a newly-formed wholly-owned subsidiary of the Issuer with and into Millennium, effective July 27, 2001 (the "Merger"), Millennium paid $145,000 of the Issuer's debts. The Millennium Stockholders received .025 shares of Series D Preferred Stock in exchange for each share of their Millennium common stock for an aggregate of 237,049.7 shares of Series D Preferred Stock.. Each share of Series D Preferred Stock is convertible into 641.215 shares of the Issuer's common stock and entitles the holder of each share of Series D Preferred Stock to 641.215 votes.

      Elayne Wishart acquired 51,809.625 shares of Series D Preferred Stock ("D Preferred Stock") of the Issuer pursuant to the Merger in exchange for 2,072,385 shares of Millennium common stock.. Elayne Wishart's 51,809.625 shares of D Preferred Stock are convertible into an aggregate of 33,273,047 shares of the Issuer's common stock. The Issuer intends to convert all of the Series D Preferred Stock into shares of the Issuer's common stock within the next 60 days.

      Elayne Wishart is also the registered holder of five year warrants to purchase 800,000 shares of Millennium at $.50 per share. As a result of the Merger, the warrants now entitle the holder to purchase 20,000 of the Issuer's D Preferred Stock. Assuming that all of the 20,000 D Preferred Stock is converted into common stock of the Issuer, the warrants entitle Elayne Wishart to purchase 12,824,300 additional shares of the Issuer's common stock at an exercise price of $0.0312 per share.

ITEM 4. PURPOSE OF TRANSACTION.

      Elayne Wishart acquired beneficial ownership in the D Preferred Stock for investment purposes and with the intent of taking control of the Issuer and to change its plan of operations to Millennium. The Issuer has no current plan of operations.

      (a) Except for the possible exercise of the Elayne Wishart warrants discussed in Item 3, the Reporting Persons have no present plan or proposal as a stockholder which relates to the acquisition of additional securities of the Issuer.

      (b) Neither Reporting Person knows of any anticipated extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Corporation or its subsidiary other than the merger discussed in Item 3 above.

      (c) Neither Reporting Person knows of any anticipated sale or transfer of a material amount of the assets of the Corporation or its subsidiary.

      (d) Pursuant to the Merger, Jerry Swon and Bruce Deichl were appointed as directors of the Issuer and all of the Issuer's officers and directors resigned except for Robert M. Long and Anthony Vickerson. In accordance with to Rule 14f-1, the Issuer shall file an Information Statement with the Securities and Exchange Commission and mail to its stockholders of record no less than ten days prior the nomination of Greg Palmacci, Michael

Martin and David Sargoy to replace our current directors, Long and Vickerson. The Reporting Persons have no knowledge of any other anticipated change in the Issuer's board of directors.

      (e) In conjunction with the Merger, the Issuer intends to increase the authorized number of its shares of common stock and to change its par value per share. The Reporting Persons have no knowledge of any other anticipated change in the present capitalization or dividend policy of the Issuer. The Issuer may seek the approval of its shareholders of a reverse split of its common stock; however, as of the date of this report no decision has been made by the Issuer to go forward with a reverse split of its common stock.

      (f) The Reporting Persons do not know of any anticipated material change in the Issuer's business or corporate structure.

      (g) In conjunction with the merger discussed in Item 3 above, and in addition to the change discussed above in subparagraph (e) of this Item 4, the Issuer intends to amend its certificate of incorporation to change the Issuer's name to Millennium Bio.Inc., and to increase its authorized capital stock.

      Prior to the consummation of the Merger, the Issuer amended Article III of its by-laws to provide for a board of directors of between one and five members and deleted Article II Section 11 of its by-laws in its entirety, which required stockholders' written consents to be unanimous. The Reporting Persons have no knowledge of any other anticipated changes to the Issuer's certificate of incorporation or by-laws.

      Except as set forth in this Item 4, the Reporting Persons have no present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13d.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of July 27, 2001, the Issuer had issued and outstanding 6,000,000 shares of its common stock. By reason of the Merger, 237,049.7 shares of its D Preferred Stock convertible into 151,999,823 shares of its common stock were issued by the Issuer.

      Pursuant to the terms of the Issuer's certificate of designations, the Issuer at any time, upon the vote of a majority of its board of directors, all but not less than all of the D Preferred Stock shall be automatically converted so long as there is a sufficient number of authorized but unissued shares of the Issuer's common stock available. In connection therewith, the Issuer intends to amend its certificate of incorporation to make available a sufficient number of authorized but unissued shares of its common stock to effectuate the conversion of the holders of the D Preferred Stock into 151,999,823 shares of the Issuer's common stock within the next 60 days.

      Assuming the conversion of the D Preferred Stock, 151,999,823 shares of the Issuer's common stock would be issued and outstanding pursuant to the mandatory conversion of the D

Preferred Stock for a total of 157,999,823 shares of the Issuers common stock deemed issued and outstanding.

      (b) Elayne Wishart is the record holder with sole voting and dispositive power of: (i) 51,890.625 shares of Series D Preferred Stock, which is convertible into 33,273,047 shares of the Issuer's common stock; and (ii) 800,000 warrants of Millennium Biotechnologies, Inc., which as a result of the Merger are exchangeable into 20,000 shares of Series D Preferred Stock convertible into 12,824,300 shares of the Issuer's common stock for an aggregate of 46,097,347 shares of the Issuer's common stock. The 46,097,347 shares represent 30% of the Issuer's issued and outstanding common stock assuming conversion of all Series D Preferred Stock and the exercise of the warrants registered in the name of Elayne Wishart.

      Mr. Deichl, the spouse of Elayne Wishart, disclaims beneficial ownership of these securities, and this report should not be deemed an admission that Mr. Swon is the beneficial owner of such securities for the purpose of schedule 13d or 13g of the Act.

      (c) Except as disclosed in Item 3 above, the Reporting Persons were not involved in a transaction in the Issuer's securities within the past 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities except for each of the three individuals whom Elayne Wishart intends to transfer approximately 4,412.7 shares of Series D Preferred Stock owned of record by Ms. Wishart. Ms. Wishart intends to transfer these shares of D preferred stock to each of such individuals in furtherance of a settlement by her husband, Bruce Deichl of a 1995 civil lawsuit.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer, except to the extend disclosed in the Merger.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A - Agreement and Plan of Reorganization among Regent Group, Inc. ("Regent"), a wholly owned subsidiary of Regent, Millennium Biotechnologies, Inc. ("Millennium") and all of the stockholders of Millennium.

      Exhibit B - Joint Filing Agreement (filed herewith).

Signature.

      After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: September 24, 2001

                                       /s/ Elayne Wishart
                                       ------------------
                                       Elayne Wishart

                                       /s/ Bruce Deichl
                                       ----------------
                                       Bruce Deichl

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons (as such term is defined in the Schedule 13D referred to below) hereby agrees to the joint filing with the other Reporting Person, on behalf of each of them, of the Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.06 2/3 per share, of Regent Group, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 24th day of September, 2001.

                                       /s/ Elayne Wishart
                                       ------------------
                                       Elayne Wishart

                                       /s/ Bruce Deichl
                                       ----------------
                                       Bruce Deichl